

November 27, 2013

<u>Via E-mail</u>
Kyle Ross
Executive Vice President and Chief Financial Officer
Signature Group Holdings, Inc.
15303 Ventura Boulevard, Suite 1600
Sherman Oaks, CA 91403

      Re: **Signature Group Holdings, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2012
             Filed April 1, 2013
             File No. 001-08007

Dear Mr. Ross:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Amanda Ravitz

                      Amanda Ravitz
                      Assistant Director

cc (via e-mail): Murray A. Indick, Esq.
                  Crowell & Moring LLP